Exhibit 99.2

December 26, 2013

To: Securities Exchange Commission www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	176,837,508	[1],[2]
Series A Debentures	1260165	218,656,150	[3]
Series B Debentures	1260272	170,361,400
Series C Debentures	1260306	894,109,489
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	854,277,998
Series I Debentures	1260462	1,223,092,653
Series J Debentures	1260488	734,802,200
Series K Debentures	1260546	2,653,181,160	[4]

[1]	Total Registered Capital of the Company - 500,000,000 Ordinary Shares
[2]	Represents an increase of 2,446 shares since the last report due to exercise of options by a director and an employee.
[3]	Represents a decrease of 12,480 debentures since the last report due to a debenture buy-back.
[4]	Represents an increase of 307,564,000 debentures since the last report due to issuance of debentures.

Series L Debentures	1260603	451,379,000
Unregistered Options	1260157	4,800	[5]
Unregistered Options	1260504	100,000
Unregistered Options	1260520	190,000
Unregistered Options	1260538	167,750	[6]
Unregistered Options	1260579	1,041,914
RSUs	1260587	152,141
PSUs	1260595	244,760

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

[5]	Represents a decrease of 10,700 since the last report due to the exercise of options by a director
[6]	Represents a decrease of 3,750 since the last report due to the exercise of options by an employee